To Prospectus dated December 6, 2004	Filed Pursuant to Rule 424(b)(5)
Registration No. 333-120009

Nektar Therapeutics

454,803 Shares of Common Stock

See “Risk Factors” on page S-1 of this prospectus supplement for information you should consider before buying the common shares.

We are selling directly to Mainfield Enterprises, Inc. 454,803 shares of our common stock at a price of $17.59 per share.

Our common stock is listed on the Nasdaq National Market under the symbol “NKTR.” On September 9, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $19.59 per share.

You should read this prospectus supplement and our prospectus dated December 6, 2004 carefully before you invest in shares of our common stock.

	Per Shares	Total
Price	$17.59	$8,000,000
Placement Agent Fee	$0.18	$80,000
Proceeds, before expenses, to us	$17.41	$7,920,000

We expect that delivery of the shares of common stock sold under this prospectus supplement will be made to Mainfield Enterprises, Inc. on September 12, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated September 12, 2005.

RISK FACTORS

Investing in our securities involves risks. The most significant factors that make an investment in our securities risky or speculative are discussed under the caption “Risk Factors” in the prospectus accompanying this prospectus supplement, and under the caption “Risk Factors” and elsewhere in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These factors, and others that are not presently known to us, may cause our operating results to vary from anticipated results or may materially and adversely affect our business and financial condition. If any of the unfavorable events or circumstances described in the risk factors actually occur, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect the net proceeds from the sale of the shares of our common stock being sold pursuant to this prospectus supplement will be approximately $7.9 million after deducting the placement agent fee and our estimated expenses. We intend to use the net proceeds from this offering to fund the acquisition of Aerogen, Inc.

DESCRIPTION OF COMMON STOCK

Please read the information discussed under the heading “Description of Capital Stock” beginning on page 9 of the accompanying prospectus dated December 6, 2004. On September 8, 2005, approximately 87 million shares of our common stock were outstanding.

Upon the completion of the sale under this prospectus supplement approximately 87.4 million shares of our common stock will be outstanding.

PLAN OF DISTRIBUTION

We have entered into a stock purchase agreement dated as of August 15, 2004 with Mainfield Enterprises, Inc. as Purchaser. Pursuant to the terms of the stock purchase agreement, we are selling 454,803 shares of our common stock offered at $17.59 per share.

Subject to the terms and conditions contained in the placement agent agreement, dated August 15, 2005, Reedland Capital Partners, an Institutional Division of Finance West Group has agreed to act as the exclusive placement agent in connection with this offering. We will pay the placement agent a total commission equal to $80,000 for shares of our common stock sold to the Purchaser under this prospectus supplement.

The placement agent is not obligated and does not intend to purchase or sell any shares covered by this prospectus supplement and the accompanying prospectus, nor is the placement agent required to arrange the purchase or sale of any specific number or dollar amount of the shares.

Our obligation to issue and sell our common stock to Purchaser is subject to the conditions set forth in the purchase agreement, which may be waived by us in our discretion. A Purchaser’s obligation to purchase shares is subject to conditions set forth in the purchase agreement as well, which may be waived by the Purchaser.

We estimate the total expenses which will be payable by us, excluding the commission, will be approximately $20,000.

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We have agreed to indemnify the Purchaser and placement agent and its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the financial advisors and its affiliates may be required to make in respect thereof.

The Purchaser or their pledgees, donees, transferees, or other successors in interest may sell the shares offered hereby from time to time in one or more transactions and may use any legally permissible method of sale, including without limitation one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Purchaser may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The Purchaser may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Purchaser and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both.

LEGAL MATTERS

The validity of the issuance of our common stock offered by this prospectus supplement will be passed upon by our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

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